Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Post-Effective Amendment No. 1 to the Registration Statement of Applied Minerals, Inc. on Form S-1 (File No. 333-205179) to be filed on or about April 14, 2016 of our report dated March 29, 2016, on our audits of the consolidated financial statements as of December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015 and financial statement schedule of Valuation and Qualifying Accounts. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Post-Effective Amendment No. 1 to the Registration Statement of Applied Minerals, Inc. on Form S-1 (File No. 333-205179).

/s/ EISNERAMPER LLP

New York, New York

April 14, 2016